Form 10-K, Exhibit 13
period 2001-12-31
VANGUARD AIRLINES INC \DE\
filed 2002-03-29
CIK 1000578

CERTIFICATE OF AMENDMENT OF THE

RESTATED

CERTIFICATE OF INCORPORATION OF

VANGUARD AIRLINES, INC.

Vanguard Airlines Inc., a corporation organized and existing under and by virtue of the Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

1. The name of the corporation is Vanguard Airlines, Inc.

2. The date on which the Restated Certificate of Incorporation of the corporation was filed with the Secretary of State of the State of Delaware is November 2, 1995.

3. The Board of Directors of the corporation, acting in accordance with the provisions of Sections 141(f) and 242 of the General Corporation Law of the State of Delaware, adopted resolutions to amend Article IV, Section (a) in its entirety to read as follows:

4. (a) The total number of shares of all classes of stock which the Corporation shall have the authority to issue is two hundred two million (202,000,000) shares, of which (i) two hundred million (200,000,000) shares, of the par value of $0.001 per share, shall be denominated "Common Stock" and (ii) two million (2,000,000) shares, of the par value of $0.001 per share, shall be denominated "Preferred Stock."

5. Thereafter, pursuant to a resolution of the Board of Directors, this Certificate of Amendment was submitted to the stockholders of the corporation for their approval in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, VANGUARD AIRLINES, INC. has caused this certificate to be executed, signed and acknowledged by Robert J. Spane, its Chairman, Chief Executive Officer and President, and attested by Brian S. Gillman, its Secretary, as of the eighteenth day of May, 1998.

VANGUARD AIRLINES, INC.

Robert J. Spane

Chairman of the Board, Chief

Executive Officer and President

ATTEST:

Brian S. Gillman

Secretary